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                             SMART CHOICE HOLDINGS, INC.
                                   625 MAIN STREET
                                       SUITE 25
                              WINDERMERE, FLORIDA 34786



                                   October 28, 1996


VIA FACSIMILE
Eckler Industries, Inc.
5200 S. Washington Avenue
Titusville, Florida 32780


Re: Stock for Stock Transaction


Dear Ralph:

    This letter will confirm various discussions that Smart Choice Holdings, Inc. (hereinafter "SCHI") has had with Eckler Industries, Inc. (hereinafter "Eckler") relative to a stock for stock exchange more particularly described below. The objective of our discussions has been the execution and consummation, as soon as feasible, of a formal definitive Stock Exchange Agreement between SCHI and Eckler, said Agreement providing among other things as follows:

    1. STOCK FOR STOCK EXCHANGE. The holders of SCHI's outstanding common stock ("SCHI Common") and holders of SCHI preferred stock, SCHI warrants and SCHI options shall exchange their shares and/or rights to acquire SCHI Common for 6,500,000 shares of Eckler Class A common stock ("Eckler Common"); provided however that to the extent Eckler does not have enough Eckler Common authorized, unissued and unreserved Eckler shall issue one-half share of Eckler Class B Common Stock for every share of Eckler Common that it is not able to issue as a result of such unavailability. SCHI shall cause all of its holders of preferred stock now issued or issued prior to the closing of the stock for stock exchange to agree that their preferred stock will be convertible into Eckler Common.
SCHI shall cause any holders of its warrants now issued or issued and outstanding as of the date of the closing of the stock for stock exchange, to agree that their shares will be exercised for Eckler Common. Similarly, SCHI shall cause any holders of its options, now issued or issued and outstanding as of the date of the closing of the stock for stock exchange, to agree that their shares will be exercised for Eckler Common. Eckler will agree that such SCHI preferred stock, warrants and options will be convertible and exercisable into Eckler Common (or Eckler Class B Common Stock in the ratio described above in the case of Eckler Common unavailability). The 6,500,000 Eckler Common to be issued shall be allocated among the holders of SCHI Common, SCHI preferred, SCHI warrants and SCHI options in a manner so as to reflect the common

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stock equivalents of each.  Following the closing the parties hereto would seek to change the name of Eckler to a name selected by SCHI.

    2. RALPH ECKLER. Upon the effectiveness of the closing, Ralph Eckler shall surrender any and all Eckler warrants or options that he (i.e., options to acquire 150,000 shares at $2.50 and 320,000 shares at $5.00 and warrants to acquire 200,000 shares of Eckler Common at 2-7/8 per share) holds and relinquish any and all contract rights related thereto and in exchange therefor shall accept the issuance of 5-year options to acquire 100,000 shares of Eckler Common at $8.75 and 5-year options to acquire 50,000 shares of Eckler Common at $10.00. Notwithstanding the foregoing, Ralph Eckler shall be entitled to retain the option for 10,000 shares granted at current prices prior to the execution hereof (a total of 40,000 shares having been then issued). Also upon closing Mr. Eckler's employment agreement shall be modified to relinquish any and all existing salary and bonus provisions and in lieu thereof Mr. Eckler shall be entitled to receive the following: (i) $800,000 (200,000 of which shall be placed in escrow and made payable January 15, 1997, the balance will be payable upon the earlier of the completion of a secondary offering or April 30, 1997) and an annual (fiscal year) salary of $125,000 through September 30, 1998 and $150,000 for each fiscal year beginning October 1, 1998 and ending September 30, 2002 and a performance bonus equal to 4% of "Eckler Division" (operations customarily conducted by Eckler and specifically excluding operations conducted by SCHI) profits, before deductions for interest, depreciation and taxes. SCHI shall cause 200,000 shares of SCHI Common (and Eckler Common exchangeable therefor) to be placed in escrow to secure the aforementioned $600,000 balance owed to Ralph Eckler (with registration rights in the event of loan default).Mr. Eckler will continue to serve as the chairman of the Eckler Division, it being understood that operations customarily conducted by Eckler will be carried out by a newly-formed subsidiary. Appropriate one-year non-compete provisions will be put into place.

    Upon the consummation and completion of the stock exchange set forth in
Section 1, above, the Board of Directors of Eckler shall consist of seven directors. For a period of ninety (90) days from the closing, SCHI shall have the right to appoint three directors (and their substitutes appointed by SCHI representatives) to the Board, and Eckler shall have the right to appoint three directors (and their substitutes appointed by Eckler representatives) to the Board. Such directors shall elect the seventh director. SCHI shall have the right to select and appoint the new executive officers of Eckler after the stock for stock exchange. Ralph Eckler will be permitted to sell (pursuant to SEC registration) 100,000 shares of Eckler Common in the planned secondary offering of Eckler, and will be permitted to sell pursuant to SEC registration up to an additional 50,000 shares per quarter thereafter. SCHI shall also indemnify Ralph Eckler against liabilities arising as a result of his guaranties of Eckler loans and shall cause Ralph Eckler to be released from the liability thereon on or before May 30, 1997. The 200,000 shares escrowed shall also serve as security for SCHI's obligation with respect to the foregoing sentence. Ralph Eckler shall be entitled to his already existing 2% guaranty fee for the duration of the continued existence of his loan guaranties.

    3. ACCESS TO INFORMATION. All parties agree to provide reasonable access to their books, records, properties and personnel prior to Closing, and agree to fully cooperate by making necessary introductions and assisting in the collection of whatever

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information is required.  In addition, all parties shall execute appropriate confidentiality agreements prior to the exchange of information.

    4. RESPONSIBILITY FOR EXPENSES. No party shall be responsible for any of the other's expenses in connection with the negotiations and due diligence contemplated hereby.

    5. CLOSING. The parties agree that the definitive Stock Exchange Agreement contemplated herein will close (the "Closing") no later than December 31, 1996 (the "Closing Date").

    6. ADDITIONAL TERMS AND CONDITIONS. The transaction is subject to the following terms and conditions:

         (a) A definitive Stock Exchange Agreement on terms acceptable to all parties shall be negotiated and executed by SCHI and Eckler on or before November 30, 1996. The definitive Agreement shall, among other things, require opinions of counsel and contain representations of SCHI and Eckler, and other matters as are customary and usual in a transaction of the nature contemplated herein.

         (b) Eckler and SCHI shall each have received reports satisfactory to them from their respective investment bankers as required and as to the fairness of the transaction from a financial point-of-view to the shareholders of each. SCHI shall reimburse Eckler for any expenses incurred by Eckler in securing the services of a financial advisor to render a fairness opinion.

         (c) The approval and consent of the Board of Directors of SCHI and Eckler shall have been obtained prior to execution of the Stock Exchange Agreement.

         (d) All necessary filings with, or approvals by, state and federal governmental agencies or regulatory bodies shall be made by each party.

         (e) Prior to the closing of the transaction contemplated herein, there shall not have been any material adverse change (or event or condition likely to result in such a change) in the financial condition operations or business of either SCHI or Eckler.

         (f) Eckler shall be satisfied that SCHI shall have the ability to close upon and acquire substantially all of the assets and businesses concerning which it has letters of intent and/or agreements to purchase as of the date hereof (or assets or businesses substantially equivalent in content and value thereto), it being understood that these businesses are as follows: Stuart Nissan, Stuart Motorcars, the CMAC/DUCC Group, the FFG/Suncoast Group, the Miracle Mile Group, Dealer Insurance Services, Inc. and Dealer Development Services, Inc.

         (g) Eckler shall have received the consent of Barnett Bank of Central Florida, N.A. as to the consummation of the exchange transaction contemplated herein.

         (h) Eckler and SCHI shall have approved any employment agreements executed by Eckler between the date hereof and the closing, including three employment

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agreements between the newly formed subsidiary of Eckler and three former executive officers of Eckler.

    7. EXCLUSIVITY. Pending execution of the definitive Stock Exchange Agreement, and during the term of this letter, neither the management of Eckler nor the directors and/or shareholders of Eckler will discuss or negotiate with any other corporation, firm or person, or entertain or consider any inquiries of proposals relating to the possible sale of a material portion of its stock or their stock, assets or businesses.

    8. ANNOUNCEMENTS. Public announcements by a party hereto concerning the execution of this letter and the transactions contemplated hereby shall be submitted for prior review and approval (such approval not to be unreasonably withheld) by the other party.

    9.   RESTRICTIVE COVENANTS.

         (a) Between the date hereof and December 31, 1996 Eckler and SCHI shall each operate their businesses only in the ordinary course of business.
         (b) Between the date hereof and the closing Eckler shall make no changes in its capital structure and in such regard shall issue no warrants, options or stock except pursuant to the exercise of warrants or options existing as of the date hereof and then only in accordance with the terms of such instruments as they exist as of the date hereof.

    10. OBLIGATION OF GOOD FAITH. Eckler and SCHI shall proceed forward and be obligated in good faith to negotiate the definitive Stock Exchange Agreement and other transactional documents.

    11. NOTICES. All notices, consents, requirements, approvals and other communications provided herein shall be in writing, and shall be deemed given when delivered personally or mailed by certified mail, postage prepaid:

    (a)  As to SCHI     SMART CHOICE HOLDINGS, INC.
                             Attention:  Tom Conlan
                             625 Main Street, Suite 25
                             Windermere, Florida 34786
                             Telephone:  (407) 876-6617

    (b)  As to Eckler   ECKLER INDUSTRIES, INC.
                             Attention:  Ralph Eckler
                             5200 South Washington Avenue
                             Titusville, Florida 32780
                             Telephone:  (407) 269-9680

    12. ACCEPTANCE. If the foregoing is acceptable to you, please indicate your acceptance by signing and returning the enclosed copy of this letter, whereupon SCHI will initiate the preparation of the definitive Stock Exchange Agreement.

    13. LETTER OF INTENT. No party shall bear any liability to the other in the event a definitive Stock Exchange Agreement is not executed by all parties on or before

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November 30, 1996.  Notwithstanding the fact that this is a letter of intent,
Sections 7, 8, 9 and 10 hereof shall be binding upon the parties hereto until December 31, 1996.

                             Sincerely,

                             SMART CHOICE HOLDINGS, INC.

                             By: /s/ Thomas E. Conlan
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                             Its:  Secretary/Treasurer
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                             Date:  October 28, 1996
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AGREED AND ACCEPTED:

Eckler Industries, Inc.

By: /S/ Ralph H. Eckler
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Its: President/Chairman
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Date: October 28, 1996
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